EXHIBIT 12.1

The following table sets forth the calculation of the Company’s ratio of earnings to fixed charges for the periods shown.

ANWORTH MORTGAGE ASSET CORPORATION
RATIO OF RATINGS TO FIXED CHARGES
(in thousands, except ratios)

RATIO OF EARNINGS TO FIXED CHARGES	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Period from March 17, 1998 to December 31, 1998
Net income	3,706	1,261	1,209	885
Add: interest expense	6,363	8,674	7,892	7,378

Earnings as adjusted	10,069	9,935	9,101	8,263
Fixed charges (interest expense)	6,363	8,674	7,892	7,378

Ratio of earnings to fixed charges	1.58	1.15	1.15	1.12

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